April 1, 2014

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Ninetowns Internet Technology Group Company Limited

Amendment No. 1 to Schedule 13E-3

Filed on March 14, 2014

File No. 005-80354

Dear Ms. Mills-Apenteng:

On behalf of Ninetowns Internet Technology Group Company Limited, a company incorporated under the laws of the Cayman Islands (“Ninetowns” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 27, 2014 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-80354 (“Amendment No. 1 to the Schedule 13E-3”) filed on March 14, 2014 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2 to the Schedule 13E-3”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of Amendment No. 2 to the Schedule 13E-3 and the Revised Preliminary Proxy Statement indicating changes against Amendment No. 1 to the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Preliminary Proxy Statement”), respectively, are being provided to the Staff via email.

To the extent any response relates to information concerning Ninetowns Holdings Limited, Ninetowns Merger Sub Limited, Mr. Shuang Wang, Ms. Min Dong, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 13E-3, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13E-3

Item 16. Exhibits

Exhibit 99(a)-(1)

Cover Letter

1.	We note your response to prior comment 4. However, it appears that determinations made by the special committee relate to “unaffiliated shareholders and unaffiliated ADS holders,” whereas determinations by the company’s board of directors and the consortium relate to “unaffiliated shareholders and ADS holders.” Please revise here and throughout the proxy statement, to state, if true, that each filing person has determined that the merger is substantively and procedurally fair to both unaffiliated shareholders and unaffiliated ADS holders. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the third, fourth and sixth full paragraph of the second page of the cover letter contained in the Revised Preliminary Proxy Statement, the last full paragraph on the first page and the carry-over paragraph on the second page of the “Notice of Extraordinary General Meeting of Shareholders” contained in the Revised Preliminary Proxy Statement and pages 5, 7, 17, 23, 25, 27, 32-35, 39 and 51 of the Revised Preliminary Proxy Statement.

Summary Term Sheet, page 1

Recommendations and Determinations of the Special Committee and Our Board of Directors, page 6

2.	We note your response to prior comment 3 and the revised disclosure in the second full paragraph on the second page of the cover letter. Please make similar revisions here to clearly and prominently disclose that, while the board of directors formed a special committee of disinterested directors to consider the transaction, the special committee has not formally determined that any aspect of the transaction is procedurally or substantively fair to unaffiliated security holders.

The Company respectfully advises the Staff that the special committee determined that the terms of the transactions contemplated by the merger agreement, as a whole, are procedurally fair to the Company’s unaffiliated security holders.

The Company also respectfully advises the Staff that the determination by the special committee that the terms of the transactions contemplated by the merger agreement, as a whole, are procedurally fair to the Company’s unaffiliated security holders is disclosed in this section (the special committee did not make a determination as to the substantive fairness of the terms of the transactions contemplated by the merger agreement). Please refer to pages 6-7 of the Revised Preliminary Proxy Statement.

Special Factors

Background of the Merger, page 23

3.	The Consortium appears to have filed its first Schedule 13D on October 22, 2012. However, disclosure indicates that discussions regarding a possible Rule 13e-3 transaction began in May 2012. Please provide an analysis regarding whether the Consortium had a Schedule 13D filing obligation prior to October 22, 2012.

The Consortium members respectfully advise the Staff that, as currently disclosed in the proxy statement, the individual members of the Consortium held a number of preliminary discussions starting in May 2012 to explore the feasibility of a possible going private transaction with respect to the Company. However, prior to the signing of the consortium agreement on October 12, 2012 (the “Consortium Agreement”), no agreement was reached among the individual members of the Consortium that would, under Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), constitute a contract, arrangement, understanding or relationship to share voting or investment power in the ordinary shares of the Company (the “Shares”). Therefore, the Consortium members did not indirectly acquire beneficial ownership of the Shares beneficially owned by the other Consortium members under Rule 13d-1 of the Exchange Act and did not incur a Schedule 13D filing obligation until the Consortium Agreement was signed on October 12, 2012.

4.	We note your response to prior comment 8. Item 1015 of Regulation M-A addresses reports, opinions and appraisals, not simply valuation or fairness reports, opinions or appraisals. Please file Piper Jaffray’s report as an exhibit to the schedule, and disclose in the proxy statement the names of the potential strategic partners identified by Piper Jaffray.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised and the Piper Jaffray report has been filed as an exhibit. Please refer to page 24 of the Revised Preliminary Proxy Statement and Exhibit 99(c)-(1) of Amendment No. 2 to the Schedule 13E-3.

Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors, page 27

5.	We note the additional disclosure regarding the possible alternatives to the merger that were considered. Please disclose all the alternatives that were considered, or revise your disclosure to clarify that continuing to operate the company as an independent entity was the only alternative considered. Please also specify how it was determined that each disclosed alternative was not in the best interests of the company.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 29 and 32 of the Revised Preliminary Proxy Statement.

Purposes of and Reasons for the Merger, page 37

6.	We note your response to prior comment 22, and continue to believe that you should revise the language regarding the Consortium maintaining “a significant portion of their investment in the Company.” As demonstrated on page 40, each individual member of the Consortium will be increasing its interest in the net book value and net earnings of the company, in both dollar amounts and percentages. Furthermore, the Consortium will be increasing its ownership interest from 31.4% to 100%. If you mean to note that certain members of the Consortium will nevertheless own fewer actual shares following the transaction, or will own fewer shares in relation to certain other members, please describe the significance of this fact to security holders.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 37 of the Revised Preliminary Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852-2867-9501.

Sincerely,

By:	/s/ Tim Y. Sung

for PAUL HASTINGS LLP

cc:	Shi Peng Jiang, Financial Controller

(Ninetowns Internet Technology Group Company Limited)

Paul W. Boltz, Jr.

(Ropes & Gray LLP)

Tim Gardner

(Latham & Watkins)